UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NANOSPHERE, INC.

(Name of Subject Company)

Nanosphere, Inc.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

63009F204

(CUSIP Number of Class of Securities)

Michael K. McGarrity, President and Chief Executive Officer

Nanosphere, Inc.

4088 Commercial Avenue

Northbrook, Illinois 60062

(847) 400-9000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Blake Hornick

Seyfarth Shaw LLP

620 Eighth Avenue

New York, New York 10018

(212) 218-3338

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2016 (as amended, the “Schedule 14D-9”), relating to the tender offer by Commodore Acquisition, Inc., a Delaware corporation, a wholly-owned subsidiary of Luminex Corporation, a Delaware corporation (“Luminex”), to purchase all shares of common stock of Nanosphere, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (each, a “Share”), other than the Shares owned by Luminex or its affiliates, that are issued and outstanding, at a price of $1.70 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (as it may be amended or supplemented from time to time, the “Offer to Purchase”), pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), in each case filed by the Purchaser or Luminex with the SEC on June 2, 2016.

This Amendment No. 1 should be read together with the Schedule 14D-9 as filed with the SEC on June 2, 2016 and is being filed to amend and supplement the Schedule 14D-9 as reflected below.

Item 4 is hereby amended and supplemented as set forth below:

The information set forth in “Item 4. The Solicitation or Recommendation—Background of the Transactions; Reasons for the Recommendation of the Board” is hereby amended by inserting after the penultimate paragraph of such Section the following new paragraph:

“On June 2, 2016, Mr. McGarrity received a letter from Party B dated June 2, 2016 (the “Party B Letter”), confirming in writing Party B’s earlier notice of the withdrawal of Party B’s Fourth Revised Party B Proposal. In the Party B Letter, Party B also stated that Party B “does not intend to participate in any process going forward with respect to an acquisition of Nanosphere.” On June 2, 2016, the Company, through its counsel, furnished a copy of the Party B Letter to Luminex, through its counsel.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2016

Nanosphere, Inc.

By:	/s/ Michael McGarrity
Name:	Michael McGarrity
Title:	President and Chief Executive Officer